UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number: 0-14550 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AEP Industries Inc.
Full Name of Registrant

N/A
Former Name if Applicable

125 Phillips Avenue
Address of Principal Executive Office (Street and Number)

South Hackensack, NJ 07606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 30, 2008, AEP Industries Inc. (the ”Company”) acquired substantially all of the assets of the stretch films, custom films and institutional products divisions of Atlantis Plastics, Inc. and certain of its subsidiaries (“Atlantis”) for a purchase price of $99.2 million in cash, subject to post closing adjustments.  The Company is unable to file its Annual Form 10-K for the year ended October 31, 2008 within the prescribed time period because the Company has been unable to complete its preliminary allocation of the purchase price related to the Atlantis acquisition without unreasonable effort or expense. The Company will file the Form 10-K as soon as practicable and expects to file such report no later than January 29, 2009.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Paul M. Feeney	(201)	201-807-2330
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in its results of operations for fiscal 2008 compared to fiscal 2007, as follows:

Net Sales

Net sales for fiscal 2008 increased $95.9 million, or 14.4%, to $762.2 million from $666.3 million for fiscal 2007. The increase, which was primarily the result of a 13.9% increase in average selling prices positively affected net sales by $92.7 million. This increase was offset by a 0.2% decrease in sales volume which negatively affected net sales by $1.2 million. Fiscal 2008 also included $4.4 million of positive impact of foreign exchange relating to our Canadian operations.

Gross Profit

Gross profit for fiscal 2008 decreased $42.4 million to $96.8 million from $139.2 million for fiscal 2007. The decrease in gross profit was primarily due to lagging increases in selling prices during a period of unprecedented resin price increases, as well as a $13.5 million increase in the LIFO reserve during the current year ($3.4 million of this amount relates to the increase of approximately 20.9 million pounds of inventory in connection with the Atlantis acquisition) and a slight decrease in pounds sold. Fiscal 2008 also included $0.7 million of positive impact of foreign exchange relating to our Canadian operations.

Operating Expenses

Operating expenses for fiscal 2008 increased $0.6 million, or 0.8%, to $86.9 million as compared to fiscal 2007. Included in general and administrative expenses for fiscal 2008 is a payment of approximately $1.6 million, excluding professional fees, related to a commercial dispute. Other increases are primarily due to an increase in delivery expense due to higher fuel costs, an increase in bad debt expense resulting from a customer’s bankruptcy and advisory costs incurred as a result of our exploration of strategic alternatives related to our subsidiary in the Netherlands (sale was completed in April 2008). These expenses are partially mitigated by a decrease in our accrual for  bonuses and a decrease in compensation costs recorded in accordance with SFAS 123R for share-based compensation. Fiscal 2008 also includes $0.5 million unfavorable effect of foreign exchange increasing total operating expenses.

Other Operating Expense

Other operating expense for fiscal 2008 was $0.3 million and represented net losses on sales of fixed assets during the period as compared to net losses on sales of fixed assets of $46,000 in fiscal 2007.

Interest Expense

Interest expense for fiscal 2008 increased $0.2 million to $15.7 million from $15.5 million in fiscal 2007, resulting primarily from higher average borrowings on our Credit Facility during fiscal 2008 as compared to fiscal 2007, partially offset by lower interest rates on Credit Facility borrowings.

Other, net

Other, net for fiscal 2008 amounted to $0.9 million in income, as compared to $0.8 million in income for fiscal 2007. The increase is primarily due to an increase of $0.5 million in foreign currency transaction gains, partially offset by income in fiscal 2007 of $0.3 million from interest income on tax refunds in our New Zealand subsidiary.

Income Tax Provision

The benefit for income taxes for fiscal 2008 was $8.5 million on loss from continuing operations before income taxes of $5.2 million. Included in this amount is a $7.0 million benefit arising from previously unrecognized tax benefits resulting from the completion in September 2008 of an IRS examination for fiscal 2005 and 2006.

Discontinued Operations

Income from discontinued operation for fiscal 2008 was $8.9 million and includes $10.7 million gain before provision for taxes ($8.0 million after tax) related to the sale of AEP Netherlands in April 2008.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s anticipated results of operations, the Company’s intention to file its Form 10-K on or before the fifteenth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline.  There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

AEP Industries Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 14, 2009	By	/s/ PAUL M. FEENEY
Paul M. Feeney
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).